July 23, 2024

Dale Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Hwy 34
Durham, NC 27713

       Re: Humacyte, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-39532
Dear Dale Sander:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 99

1. You disclose on page 97 that you do not allocate all of your costs by each research and development program. You disclose that a significant amount of your development activities broadly support multiple programs that use your technology platform. Please provide revised disclosure to be included in future filings to clarify which expenses you do allocate by project and clarify if you track any expenses by therapeutic indication. To the extent you do track any research and development expenses by program, provide a breakdown of the expenses tracked by project to be included in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 23, 2024
Page 2

       Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences